                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                          Capsule Communications, Inc.
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Burns


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                        (b) [ ]


3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)             [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7        SOLE VOTING POWER                            0
 NUMBER OF
   SHARES
BENEFICIALLY      8        SHARED VOTING POWER                  5,671,300
  OWNED BY
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER                       0
   PERSON
    WITH
                 10        SHARED DISPOSITIVE POWER             5,671,300

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,671,3000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES        [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.26%


14       TYPE OF REPORTING PERSON
         IN

                            Statement on Schedule 13D


Item 1.            Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Capsule Communications, Inc. (f/k/a US Wats, Inc.), a corporation organized under the laws of the State of Delaware (the "Issuer"), which has its principal executive offices at 2 Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020.

Item 2.            Identity and Background.

                  (a) This Schedule 13D is being filed by Donald A. Burns ("Mr. Burns").

                  (b) Mr. Burns' principal business office is located at 1021 North Ocean Boulevard, Palm Beach, Florida 33480.

                  (c) Mr. Burns' principal occupation is as an investor. Mr. Burns' investment activities are conducted on an individual basis and not on behalf of any corporation or other organization.

                  (d) During the last five years, Mr. Burns has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Burns has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  Mr. Burns is a citizen of the United States.

Item 3.            Source and Amount of Funds or Other Consideration.

                  On August 7, 2000, Revision LLC ("Revision"), Mr. Walter C. Anderson ("Mr. Anderson") and Gold & Appel Transfer, S.A. ("Gold & Appel") (each a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Mr. Burns, which borrowing was evidenced by a Promissory Note of even date (the "Note"), a copy of which was filed as Exhibit 7.2 to Amendment No. 20 to
         Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Covista Communications, Inc. (f/k/a Total Tel USA Communications, Inc.) ("Covista"), as filed with the SEC on August 8, 2000 ("Covista Amendment No. 20"), and secured by a Stock Pledge Agreement, also of even date, by and among the Borrowers and Foundation for the International Non-Governmental Development of Space ("FINDS"), as "Pledgors," and Mr. Burns, as "Pledgee" (the "Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.3 to Covista Amendment No. 20. Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 shares of common stock of the Issuer owned of record and beneficially by one or more of the Pledgors (the "Pledged Covista Shares"). Pursuant to the terms of the Stock Pledge Agreement, possession of 571,400 of such Pledged Covista Shares was returned to Pledgors.

                  On October 20, 2000, the Stock Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "Amended Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21 to the Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Covista, as filed with the SEC on November 15, 2000. Pursuant to the Amended Stock Pledge Agreement, certain terms of the original Stock Pledge Agreement were amended and additional collateral consisting of 5,671,300 shares of the common stock of Issuer owned by Gold & Appel were pledged as additional collateral (the "Pledged Capsule Shares") (the Pledged Covista Shares and the Pledged Capsule Shares herein sometimes collectively the "Pledged Shares").

                  On February 5, 2001, as the result of the occurrence and continuation of an Event of Default (resulting from a shortfall in the value of collateral due to a drop in stock price and a failure to provide additional collateral in a timely manner) under the Amended Stock Pledge Agreement, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 5,671,300 shares of the Issuer. At the time of this filing, such right to foreclose and such right to exercise voting and other rights had not been exercised.

Item 4.            Purpose of Transaction.

                  The Pledged Capsule Shares were pledged to Mr. Burns as security for the loan described in Item 3. Although Mr. Burns does not have specific plans to dispose of any of the securities of the Issuer at this time, he may choose to do so pursuant to and in accordance with the terms of the Amended Stock Pledge Agreement and applicable law.

                  Mr. Burns has no plans or proposals with respect to any of the matters set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

                  (a) Mr. Burns may be deemed the indirect beneficial owner of 5,671,300 shares of Common Stock, constituting 25.26% of the outstanding shares of Issuer's Common Stock (computed on the basis of 22,448,444 shares of Common Stock currently outstanding as reported in the Issuer's Form 10Q, filed with the Securities and Exchange Commission on November 14, 2000).

                  (b) Upon an exercise of remedies under the Amended Stock Pledge Agreement, Mr. Burns may be deemed to have sole voting and dispositive power with respect to the 5,671,300 shares of Issuer's Common Stock. See Item 3 above and Item 6 below. Prior to such an exercise of remedies, Mr. Burns may be deemed to share voting and dispositive power with respect to such shares with Gold & Appel. See Item 3 above and Item 6 below. Mr. Burns has no basis for providing the information required by Item 2 with respect to Gold & Appel, beyond that information which is available in Schedule 13D filings by Gold & Appel made with respect to the Issuer or Covista.

                  (c) On February 5, 2001, as the result of the occurrence and continuation of an Event of Default under the Amended Stock Pledge Agreement, Mr. Burns gained the right to foreclose upon or to elect to exercise voting and other consensual rights with respect to 5,671,300 shares of the Issuer. See Item 3 above.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or
                   Relationships With Respect to Securities of the
                   Issuer.

                  Pursuant to the Amended Stock Pledge Agreement, the Pledgors granted Mr. Burns a lien upon and security interest in the Pledged Shares. According to the terms of the Amended Stock Pledge Agreement, in the event of an Event of Default, which has occurred and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Amended Stock Pledge Agreement. See Item 3 above.

Item 7.            Materials to be Filed as Exhibits.

         Exhibit 1.        Promissory Note, dated as of August 7, 2000, in the
         ---------         original principal amount of $13,000,000 made by Gold
                           & Appel Transfer, S.A.,Revision LLC and Walter C.
                           Anderson in favor of Donald A. Burns.

         Exhibit 2.        Stock Pledge Agreement between Gold & Appel Transfer,
         ---------         S.A., Revision LLC, Foundation for the International
                           Non-Governmental Development of Space and Walter C.
                           Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee, dated as of August 7, 2000.

         Exhibit 3.        Amended and Restated Stock Pledge Agreement dated
         ---------         as of October 20, 2000 by and among Gold & Appel
                           Transfer, S.A., Revision LLC, Foundation for the
                           International Non-Governmental Development of Space and Walter C. Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:    February 15, 2001





                                   By:    /s/ Donald A. Burns
                                      ----------------------------
                                      Name:  Donald A. Burns